Somkiat Sirichatchai
Executive Vice President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

04012712

12g3-2(b) File No.82-4922

Ref No. CN. 082/2004

February 9, 2004

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

FEB 9 2004

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,
KASIKORNBANK PCL

Somkiat Sirichatchai

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

2/11

CS038-1-04

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3499
www.kasikornbank.com Registration No.PCL 105

Ref. No. CN. 2008/2004

February 5, 2004

To : The President
The Stock Exchange of Thailand

Subject: Notification of Resolution of the Board of Directors' Meeting No. 2/2547

KASIKORNBANK PCL's Board of Directors' Meeting No.2/2547 held on February 5, 2004 has considered the financial statements for the year ending December 31, 2003 and resolved not to pay dividend for the operating result during the one-year accounting period ending December 31, 2003. This is in accordance with Article 32 of the Bank's Articles of Association which prohibits any dividend payment in case the Company still has retained loss. This shall be proposed to the General Meeting of Shareholders for consideration and acknowledgement of non-payment of dividend for the operating result during the one-year accounting period ending December 31, 2003.

The Bank's Board of Directors' Meeting scheduled to be held on February 26, 2004 will determine the date of the General Meeting of Shareholders, the meeting's agendas and the closing date of the share register book in order to determine the right to attend the General Meeting of Shareholders, and will further inform the resolutions on these matters.

Please be informed accordingly.

Yours sincerely,
KASIKORNBANK PUBLIC COMPANY LIMITED

(Ms. Tida Samalapa)
Secretary to the Board of Directors

Corporate Communications and Administration Department
Tel. 02-470-2664

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax +66 2470 1144-5